U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 5

               ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

[_]  Form 3 Holdings Reported

[_]  Form 4 Transactions Reported

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1.   Name and Address of Reporting Person*

Baker II                             John		    D.
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   (Last)                            (First)              (Middle)

P. O. Box 4667
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                                    (Street)

Jacksonville				FL		     32201
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   (City)                            (State)                (Zip)
________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol


Florida Rock Industries, Inc. (FRK)

________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)



________________________________________________________________________________
4.   Statement for Month/Day/Year


09/30/02
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)



________________________________________________________________________________
6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [X]  Director                             [X]  10% Owner
     [X]  Officer (give title below)           [_]  Other (specify below)

			President and CEO
________________________________________________________________________________
7.   Individual or Joint/Group Filing
     (Check applicable line)

     [X]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
________________________________________________________________________________


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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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
                                                                                                 5.             6.
                                                                 4.                              Amount of      Owner-
                                                                 Securities Acquired (A) or      Securities     ship
                                                                 Disposed of (D)                 Beneficially   Form:     7.
                                        2A.                      (Instr. 3, 4 and 5)             Owned at End   Direct    Nature of
                          2.            Deemed        3.         -----------------------------   of Issuer's    (D) or    Indirect
1.                        Transaction   Transaction   Transaction                (A)             Fiscal Year    Indirect  Beneficial
Title of Security         Date          Date, if any   Code           Amount      or     Price   (Instr. 3      (I)       Ownership
(Instr. 3)                (mm/dd/yy)    (mm/dd/yy)    (Instr. 8)                 (D)             and 4)         (Instr.4) (Instr. 4)
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


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Common Stock											 5,622,258	I	   (1)
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Common Stock											    30,237	I	   (2)
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Common Stock											    55,953	I	   (3)
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Common Stock										            55,953	I          (4)
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Common Stock											 1,304,373	I	   (5)
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Common Stock											    11,691.83 	I	   (6)
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Common Stock										            23,007	I	By wife's
															living trust
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Common Stock										            60,000	I	   (7)
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Common Stock										            29,352      I	   (8)
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Common Stock											     2,592      I	   (9)
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
*    If the form is filed by more than one  Reporting  Person,  see  Instruction
     4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                           (Print or Type Responses)                      (Over)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

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
                                                                                                         9.        10.
                                                                                                         Number    Owner-
                                                                                                         of        ship
               2.                                                                                        Deriv-    of
               Conver-                         5.                             7.                         ative     Deriv-   11.
               sion             3A.            Number of                      Title and Amount           Secur-    ative    Nature
               or               Deemed         Derivative   6.                of Underlying     8.       ities     Secur-   of
               Exer-            Exe-           Securities   Date              Securities        Price    Bene-     ity:     In-
               cise     3.      cution         Acquired (A) Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
               Price    Trans-  Date,  4.      or Disposed  Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.             of       action  if     Trans-  of (D)       (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of       Deriv-   Date    any    action  (Instr. 3,   ----------------            or      Secur-   of        direct   Owner-
Derivative     ative    (Month/ Month/ Code    4 and 5)     Date     Expira-            Number  ity      Year      (I)      ship
Security       Secur-   Day/    Day/   (Instr. ------------ Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)     ity      Year)   Year)  8)      (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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

Stock Option
(Right to 									Common
Buy)	       $32.10   12/05/01        A      15,000       (10)     12/05/11	Stock	 15,000		  15,000    D
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
Explanation of Responses:

(1) Shares held by Baker Holdings, L.P., formerly known as Baker Investments, Ltd. The reporting person shares voting and dispositive power over all the shares held by Baker Holdings, L.P. and has a pecuniary interest in 1,904,085 shares. The reporting person disclaims beneficial interest in these shares except to the extent of his pecuniary interest therein.
(2) Shares held by Edward L. Baker, II Irrevocable Trust. The trust is administered by the reporting person's brother as trustee and is for the benefit of the reporting person's son, Edward L. Baker, II. The reporting person disclaims beneficial interest in these shares.
(3) Shares held by John D. Baker, III Irrevocable Trust.
    The trust is administered by the reporting person's brother as trustee and is for the benefit of the reporting person's son, John D. Baker, III. The reporting person disclaims beneficial interest in the shares.
(4) Shares held by Susan Anne Baker Irrevocable Trust. The trust is administered by the reporting person's brother as trustee and is for the benefit of the reporting person's daughter, Susan Anne Baker. The reporting person disclaims beneficial interest in the shares.
(5) Shares held by John D. Baker II Living Trust for which the reporting person serves as trustee.
(6) Shares held as beneficiary of the issuer's Employee Benefit
    Plan (TRAESOP) as of the most recent available valuation date.
(7) Shares held by John D. Baker II Irrevocable Trust #1. This trust is administered by an independent trustee and is for the benefit of the reporting person's spouse and children.
    The reporting person disclaims any beneficial interest in these shares.
(8) Shares held by John D. Baker II, Irrevocable Trust #2.
    The trust is administered by the reporting person's brother as trustee and is for the benefit of the reporting person's son, Edward L. Baker, II. The reporting person disclaims any beneficial interest in these shares.
(9) Shares held by STABANCO, nominee of SunTrust Bank, in a fiduciary account (in a trust in which SunTrust Bank and the reporting person's brother are trustees) and to which the reporting person has potential income rights.
    The reporting person disclaims beneficial interest in the shares held by such trust except to the extent of his pecuniary interest therein.
(10)Shares exercisable in five equal annual installments beginning on first anniversary of grant date.


/s/ John D. Baker II					   11/13/02
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


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